UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 23, 2021

STRONGBRIDGE BIOPHARMA plc

(Exact name of registrant as specified in its charter)

Ireland	001-37569	98-1275166
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

900 Northbrook Drive, Suite 200 Trevose, PA	19053
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 254-9200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Share, par value $0.01 per share	SBBP	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Term Loan Agreement

On July 23, 2021, Strongbridge Biopharma plc (“Strongbridge”), its subsidiary, Strongbridge U.S. Inc., and Avenue Venture Opportunities Fund, L.P. (“Avenue”) entered into an amendment (the “Loan Amendment”) to the Term Loan Agreement, dated May 19, 2020 (the “Term Loan Agreement”), among Strongbridge, certain of its subsidiaries and Avenue.

Under the Term Loan Agreement, Strongbridge granted to Avenue an option to convert up to $3 million of the aggregate principal amount of any loans outstanding under the Term Loan Agreement into Strongbridge ordinary shares (the “Conversion Option”). The Loan Amendment amends the Conversion Option such that $10 million of the aggregate principal amount of any loans outstanding under the Term Loan Agreement will automatically convert into Strongbridge ordinary shares immediately prior to the completion of the acquisition of Strongbridge by Xeris Pharmaceuticals, Inc. (“Xeris”) by means of a scheme of arrangement (the “Scheme”) under Chapter 1 of Part 9 of the Irish Companies Act 2014 (the “Act”) pursuant to the Transaction Agreement (the “Transaction Agreement”), dated May 24, 2021, among Strongbridge, Xeris, Xeris Biopharma Holdings, Inc. (“HoldCo”) and Wells MergerSub, Inc. (the “Acquisition”). The conversion price remains unchanged at $2.24 per share. The Acquisition is expected to be completed in the fourth quarter of 2021.

Lock-Up Agreement

On July 23, 2021, in conjunction with the Loan Amendment, Strongbridge and Avenue entered into a Lock-Up Agreement where Avenue agreed to not transfer or dispose of any of the shares subject to the Conversion Option allotted in respect of the aggregate principal amount of outstanding loans in excess of $3 million (such shares, the “Lock-Up Shares”) or any securities underlying, convertible into or exercisable or exchangeable for Lock-Up Shares for a period of 90 days following completion of the Acquisition without Strongbridge’s prior written consent.

The foregoing description of the Loan Amendment and the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the full text of the Loan Amendment and the Lock-Up Agreement, which are filed as exhibits 2.1 and 2.2 hereto and incorporated herein by reference.

Item 8.01. Other Events

On July 26, 2021, Strongbridge issued a press release announcing the record date and meeting dates of its special meetings in connection with the Acquisition of Strongbridge by Xeris pursuant to the Transaction Agreement. The Acquisition will be effected by means of the Scheme under the Act and a capital reduction under Sections 84 and 86 of the Act. The special meetings of Strongbridge are being held to seek shareholder approval of the Scheme and related matters.

Holders of Strongbridge ordinary shares as of 5:00 p.m. Eastern Time in the U.S. on July 27, 2021 will be entitled to vote at the special meetings. The first meeting, the special meeting called by the Irish High Court, is to be held on September 8, 2021 at 12:00 p.m. Eastern Time in the U.S. (5:00 p.m. Irish Time), at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania 19053, United States of America, and the second meeting, the extraordinary general meeting of shareholders, is to be held on September 8, 2021 at 12:30 p.m. Eastern Time (5:30 p.m. Irish Time), at

900 Northbrook Drive, Suite 200, Trevose, Pennsylvania 19053, United States of America, or, if later, as soon as possible after the conclusion or adjournment of the first meeting. Shareholders in Ireland may participate in the special meetings by audio link at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Strongbridge will be mailing a definitive joint proxy statement/prospectus to its shareholders in the coming days.

The transaction remains subject to customary closing conditions, including the requisite shareholder approvals described above and certain regulatory approvals.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Exhibit Table

2.1	First Amendment to Term Loan Agreement, dated July 23, 2021, among Strongbridge Biopharma plc, Strongbridge U.S., Inc. and Avenue Venture Opportunities Fund, L.P.

2.2	Lock-Up Agreement, dated July 23, 2021, between Avenue Venture Opportunities Fund, L.P. and Strongbridge Biopharma plc

99.1	Press release issued by Strongbridge on July 26, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document

NO OFFER OR SOLICITATION

This report is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or the other transactions contemplated by the Transaction Agreement (collectively, the “Transaction”), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this report is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

Strongbridge, Xeris and HoldCo have prepared and filed with the Securities and Exchange Commission (the “SEC”) the preliminary Joint Proxy Statement/Prospectus on July 2, 2021 (File No. 333-257642) which also constitutes a prospectus with respect to the HoldCo shares of common stock (“HoldCo Shares”) to be issued pursuant to the Transaction. The Joint Proxy Statement/Prospectus also contains the Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme, notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the Joint Proxy Statement/Prospectus) and information on HoldCo Shares. The Joint Proxy Statement/Prospectus is not final and may be amended. Strongbridge and Xeris may also file other documents with the SEC regarding the Transaction. This report is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Strongbridge, Xeris or HoldCo may file with the SEC.

The Joint Proxy Statement/Prospectus, as well as Strongbridge’s and Xeris’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, STRONGBRIDGE SHAREHOLDERS AND XERIS STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus (including the Scheme Document). Similarly, any vote in respect of resolutions to be proposed at the Xeris Special Meeting or any decision in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus.

PARTICIPANTS IN THE SOLICITATION

Strongbridge, Xeris, HoldCo and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Transaction, including a description of their direct or indirect interests, which may be different from those of Strongbridge shareholders or Xeris stockholders generally, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus (which contains the Scheme Document) and will be set forth in the final version of the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the Transaction. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021. Information regarding Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. You may obtain free copies of these documents using the sources indicated above.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Strongbridge accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors of Strongbridge (who have taken all reasonable care to ensure such is the case), the information contained in this report for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or HoldCo as appropriate. No statement in this report constitutes an asset valuation.

GENERAL

The release, publication or distribution of this report in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the Scheme). Accordingly, copies of this report and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted

Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

PUBLICATION ON A WEBSITE

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this communication will be published on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

The content of any website referred to in this communication is not incorporated into and does not form part of this communication.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 26, 2021

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ Richard S. Kollender
	Name:	Richard S. Kollender
	Title:	President and Chief Financial Officer

Exhibit 2.1

FIRST AMENDMENT TO TERM LOAN AGREEMENT

This FIRST AMENDMENT TO TERM LOAN AGREEMENT, dated as of July 23, 2021 (this “Amendment”), is entered into by and among Strongbridge U.S. Inc., a Delaware corporation (the “Borrower”), Strongbridge Biopharma plc, a public limited company incorporated under the laws of Ireland (the “Parent Guarantor”), each Lender party hereto designated as a “Lender” on its signature page hereto (collectively constituting the Majority Lenders (as defined in the Existing Credit Agreement)), Avenue Venture Opportunities Fund, L.P., a Delaware limited partnership, as administrative agent and collateral agent for the Lenders under the Existing Credit Agreement (in such capacities, collectively, the “Administrative Agent”). Capitalized terms used but not otherwise defined in this Amendment have the same meanings as specified in the Existing Credit Agreement.

RECITALS

WHEREAS, Parent Guarantor, the Borrower, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent have entered into that certain Term Loan Agreement, dated as of May 19, 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time immediately prior to the date hereof, the “Existing Credit Agreement”; the Existing Credit Agreement, as amended by this Amendment and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time after the date hereof, is herein referred to as the “Amended Credit Agreement”);

WHEREAS, the Lenders party hereto collectively constitute the Majority Lenders; and

WHEREAS, the Parent Guarantor, the Borrower and the Majority Lenders have agreed to amend the Conversion Option and other selected terms and provisions of the Existing Credit Agreement, subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.    Amendment to Existing Credit Agreement. Subject to the satisfaction (or waiver by the Administrative Agent) of the conditions set forth in Section 2 of this Amendment, on the First Amendment Effective Date (as defined below), the Existing Credit Agreement shall hereby be amended as follows:

(a)    Section 1.01 of the Existing Credit Agreement is hereby amended by deleting the definitions of “Conversion Amount”, “Conversion Completion Date”, “Conversion Date” and “Conversion Notice”, in each case, in their entirety.

(b)    The definition of “Conversion Price” in Section 1.01 of the Existing Credit Agreement is hereby amended by amending and restating such definition in its entirety as follows:

““Conversion Price” means $2.24.”

(c)    Section 1.01 of the Existing Credit Agreement is hereby amended by inserting the following new definitions in appropriate alphabetical order:

““Conversion Completion Time” means the time immediately prior to the consummation of the Parent Guarantor Acquisition on the Parent Guarantor Acquisition Date.”

““First Amendment” means that certain First Amendment to Term Loan Agreement, dated as of the First Amendment Effective Date, by and among Parent Guarantor, the Borrower, the Lenders party thereto and the Administrative Agent.”

““First Amendment Effective Date” means the date on which all conditions precedent to the effectiveness of the First Amendment were satisfied or waived in accordance with the terms thereof, which such date is July 23, 2021.”

““Parent Guarantor Acquisition” means the acquisition by Xeris Biopharma Holdings, Inc., a corporation incorporated in the State of Delaware (“Xeris”), of Parent Guarantor by means of the proposed scheme of arrangement, pursuant to the Companies Act 2014, as provided for in that certain Transaction Agreement, dated as of May 24, 2021, by and among, inter alios, Parent Guarantor and Xeris, and further described in the Rule 2.5 Announcement (as defined therein), as amended, restated, amended and restated, supplemented or otherwise modified from time to time.”

““Parent Guarantor Acquisition Date” means the date on which the Parent Guarantor Acquisition is consummated.”

(d)    Section 10.02 of the Existing Credit Agreement is hereby amended by amending and restating such section in its entirety as follows:

“(a)    At the Conversion Completion Time, $10,000,000 of the aggregate principal amount outstanding under the Loans under this Agreement will automatically and irrevocably convert into Qualified Securities in the manner set forth in Section 10.02(c) (the “Conversion Option”).

(b)    The number of Qualified Securities to be allotted and issued by Parent Guarantor at the Conversion Completion Time (the “Option Shares”) shall be equal to the quotient of (x) $10,000,000 divided by (y) the Conversion Price and rounded down to the nearest whole ordinary share of Parent Guarantor.

(c)    At the Conversion Completion Time:

(i)    the Lenders shall, without any further act on their respective parts, be deemed to:

(A) subscribe for the applicable Option Shares; and

(B) irrevocably agree to the prepayment of the principal amount of the Loans in an amount equal to $10,000,000, without premium or penalty, and the principal amount of such Loans shall be deemed to have been prepaid in full at the Conversion Completion Time without any further action of the Borrower, the other Obligors, the Lenders, the Administrative Agent or any other party hereto; and

(ii)    Parent Guarantor shall, at its own expense:

(A) allot and issue the Option Shares, credited as fully paid up in cash to the Lenders; and

(B) procure that the names of the Lenders are entered in its register of members as the holder of the Option Shares.

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(d)    The consideration payable for all Option Shares shall be satisfied in cash by the Borrower or, if the consideration for any Option Shares qualifies as the release of a liability of Parent Guarantor for a liquidated sum pursuant to section 64(3)(c) of the Companies Act 2014, by Parent Guarantor.”

(e)    Section 13.05(a) of the Existing Credit Agreement is hereby amended by inserting the following new sentence at the end of such Section:

“Notwithstanding anything in this Agreement or any other Loan Document to the contrary, the Lenders may not assign or otherwise transfer any of their rights or obligations hereunder or under any of the other Loan Documents during the period commencing on the First Amendment Effective Date and ending on the 90th day after the Parent Guarantor Acquisition Date.”

SECTION 2.    Conditions to Effectiveness. This Amendment shall become effective on the first date (such date, which shall also be the date hereof, the “First Amendment Effective Date”) when the Administrative Agent shall have received counterparts (or written evidence reasonably satisfactory to the Administrative Agent (which may include a facsimile or other electronic transmission) that such party has executed a counterpart) of (i) this Amendment duly executed by (a) Parent Guarantor, (b) the Borrower, (c) the Administrative Agent and (d) Lenders representing at least the Majority Lenders, and (ii) the Lock-Up Agreement, substantially in the form of Exhibit A hereto (or such other form as acceptable to Parent Guarantor), duly executed by (a) Parent Guarantor and (b) Avenue Venture Opportunities Fund, L.P.

SECTION 3.    Representations and Warranties. Each of Parent Guarantor and the Borrower hereby represents and warrants, as applicable, to the Administrative Agent and each Lender party hereto that, as of the First Amendment Effective Date, (i) this Amendment has been duly executed and delivered by Parent Guarantor and the Borrower and constitutes the legal, valid and binding obligation of Parent Guarantor and the Borrower, enforceable against Parent Guarantor and the Borrower in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) the execution, delivery and performance of this Amendment do not require the consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any third party, except for (a) such as have been or will be, prior to the First Amendment Effective Date, obtained or made and which on the First Amendment Effective Date will be in full force and effect and (b) filings and recordings in respect of the Liens created pursuant to the Security Documents.

SECTION 4.    Effect on Loan Documents. Except as specifically amended herein, all the Loan Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Except as specifically set forth herein, the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of the Loan Documents or in any way limit, impair or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Loan Documents. Parent Guarantor and the Borrower, on behalf of itself and the other Obligors, acknowledge and agree that, on and after the First Amendment Effective Date, this Amendment shall constitute a Loan Document for all purposes. On and after the First Amendment Effective Date, each reference in the Amended Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Existing Credit Agreement, and each reference in the other Loan Documents to “Credit Agreement”, “thereunder”, “thereof” or words of

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like import referring to the Existing Credit Agreement shall mean and be a reference to the Amended Credit Agreement, and this Amendment and the Amended Credit Agreement shall be read together and construed as a single instrument. Nothing herein shall be deemed to entitle the Borrower to a further consent to, or a further waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document in similar or different circumstances.

SECTION 5.    Expenses. The provisions of Section 13.03(a) of the Existing Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 6.    Amendments; Severability.

(a)    This Amendment may not be amended nor may any provision hereof be waived except pursuant to a writing signed by each party hereto.

(b)    In case any provision in or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

SECTION 7.    Reaffirmation. Each of Parent Guarantor and the Borrower, on behalf of itself and the other Obligors, hereby (a) acknowledges and agrees that all of such Obligor’s obligations under the Security Documents and the other Loan Documents to which it is a party are reaffirmed and remain in full force and effect on a continuous basis, (b) reaffirms each Lien granted by it to the Administrative Agent for the benefit of the Secured Parties and the guaranties made by it pursuant to the Article 14 of the Amended Credit Agreement and (c) acknowledges and agrees that the grants of security interests by and the guaranties of the Obligors contained in the Existing Credit Agreement and the Security Documents are, and shall remain, in full force and effect after giving effect to this Amendment and the transactions contemplated hereby.

SECTION 8.    GOVERNING LAW; JURISDICTION; SERVICE OF PROCESS AND VENUE; WAIVER OF JURY TRIAL. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION; PROVIDED THAT SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. The provisions of Section 13.10 of the Existing Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 9.    Section Titles. The section titles contained in this Amendment are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto, except when used to reference a section. Any reference to the number of a clause, sub-clause or subsection hereof immediately followed by a reference in parenthesis to the title of the Section containing such clause, sub-clause or subsection is a reference to such clause, sub-clause or subsection and not to the entire Section; provided, however, that, in case of direct conflict between the reference to

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the title and the reference to the number of such Section, the reference to the title shall govern absent manifest error. If any reference to the number of a Section (but not to any clause, sub-clause or subsection thereof) is followed immediately by a reference in parenthesis to the title of a Section, the title reference shall govern in case of direct conflict absent manifest error.

SECTION 10.    Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.    Delivery of an executed counterpart of a signature page of this Amendment by fax transmission or e-mail transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Amendment. The words “delivery,” “execute,” “execution,” “signed,” “signature,” and words of like import in this Amendment or any other document executed in connection herewith shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Remainder of page intentionally left blank; signature pages follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

STRONGBRIDGE U.S. INC., as the Borrower

By:	/s/ Richard S. Kollender
Name:	Richard S. Kollender
Title:	Chief Operating Officer

STRONGBRIDGE BIOPHARMA PLC, as Parent Guarantor

By:	/s/ Richard S. Kollender
Name:	Richard S. Kollender
Title:	President and CFO

AVENUE VENTURE OPPORTUNITIES FUND, L.P., as Administrative Agent

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Authorized Signatory

AVENUE VENTURE OPPORTUNITIES FUND, L.P., as a Lender

By:	/s/ Sonia Gardner
Name:	Sonia Gardner
Title:	Authorized Signatory

EXHIBIT A

Form of Lock-Up Agreement

Exhibit 2.2 to the Form 8-K filed with the SEC by Strongbridge Biopharma plc on July 26, 2021 is incorporated herein by reference.

Exhibit 2.2

Lock-Up Agreement

July 23, 2021

Avenue Venture Opportunities Fund, L.P.,

in its capacity as a Lender under the Existing Credit Agreement referred to below

11 W. 42nd St., 9th Floor

New York, NY 10036

Ladies and Gentlemen:

This Lock-Up Agreement is being delivered to you in connection with the proposed First Amendment to Term Loan Agreement (the “Amendment”), entered into among Strongbridge U.S. Inc., a Delaware corporation (the “Borrower”), Strongbridge Biopharma plc, a public limited company incorporated under the laws of Ireland (the “Parent Guarantor”), each Lender party thereto, and Avenue Venture Opportunities Fund, L.P., a Delaware limited partnership, as administrative agent and collateral agent for the Lenders under the Existing Credit Agreement (in such capacities, collectively, the “Administrative Agent”), to that certain Term Loan Agreement, dated as of May 19, 2020 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time immediately prior to the First Amendment Effective Date (as defined in the Amendment), the “Existing Credit Agreement”; the Existing Credit Agreement, as amended by this Amendment and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time after the date hereof, is herein referred to as the “Amended Credit Agreement”), by and among the Borrower, Parent Guarantor, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent . Capitalized terms used but not otherwise defined in this Lock-Up Agreement have the same meanings as specified in the Amended Credit Agreement.

In order to induce the Borrower and Parent Guarantor to enter into the Amendment, you agree that, for a period beginning on the date hereof and ending on the date that is 90 days from the Parent Guarantor Acquisition Date (such 90-day period, the “Lock-Up Period”), you will not (except as provided below), without the prior written consent of Parent Guarantor, (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Option Shares subject to the Conversion Option allotted in respect of the aggregate principal amount of outstanding Loans in excess of $3,000,000 (such Option Shares, the “Lock-Up Shares”) or any securities underlying, convertible into or exercisable or exchangeable for Lock-Up Shares, whether now owned or hereafter acquired by you or with respect to which you have or hereafter acquire the power of disposition (collectively, the “Lock-Up Securities”), or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Lock-Up Shares, in cash or otherwise.

Notwithstanding the foregoing, you may transfer the Lock-Up Securities without the prior written consent of Parent Guarantor pursuant to a bona fide third-party tender offer, merger, consolidation, scheme of arrangement or other similar transaction made to all holders of Parent Guarantor’s share capital involving a change of control of Parent Guarantor that has been approved by the board of directors of Parent Guarantor; provided that (A) any and all securities delivered as consideration for such Lock-Up Securities (the “Stock Consideration”) held by you pursuant to such tender offer, merger, consolidation, scheme of arrangement or other similar transaction shall remain subject to all of the restrictions set forth in this Lock-Up Agreement, (B) in the event that such tender offer, merger, consolidation, scheme of arrangement or other such transaction is not completed, the Lock-Up Securities held by you shall remain subject to all of the restrictions set forth in this Lock-Up Agreement and (C) for purposes of this paragraph, “change of control” shall mean the consummation of any bona fide third party tender offer for any and all of Parent Guarantor’s share capital or any merger, consolidation, scheme of arrangement or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than Parent Guarantor, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of greater than 50% of the total voting power of the voting securities of Parent Guarantor.

In no event shall the terms of this Lock-Up Agreement apply to any shares of Parent Guarantor you purchase in the public market following the First Amendment Effective Date.

You agree and consent to the entry of stop transfer instructions with Parent Guarantor’s transfer agent and registrar, and the transfer agent and registrar of any third party with respect to a bona fide third-party tender offer, merger, consolidation, scheme of arrangement or other similar transaction described above against the transfer of, as applicable, the Lock-Up Securities or the Stock Consideration except in compliance with the foregoing restrictions.

This Lock-Up Agreement shall automatically terminate, and you shall be released from its obligations hereunder, upon the earliest to occur, if any, of (1) prior to the execution and delivery of the Amendment, either you or Parent Guarantor notifies the other that it does not intend to proceed with the Amendment, and (2) the Amendment or the Existing Credit Agreement (other than the provisions thereof which survive termination) shall terminate prior to delivery of the Lock-Up Shares, except if such termination is effected with the settlement in full of the indebtedness outstanding under the Amended Credit Agreement ((x) other than with respect to contingent indemnification and reimbursement obligations as to which no claim has been asserted and (y) subject to customary reinstatement language and the survival of provisions which by their express terms survive any such settlement) in connection with the Parent Guarantor Acquisition.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

[Signature Page Follows]

Very truly yours,

STRONGBRIDGE BIOPHARMA PLC

Signature:	/s/ Richard S. Kollender

Name:	Richard S. Kollender
Title	President and CFO

Acknowledged and Agreed:

AVENUE VENTURE OPPORTUNITIES FUND, L.P.

Signature:	/s/ Sonia Gardner

Name:	Sonia Gardner
Title	Authorized Signatory

[Signature page to Strongbridge Biopharma plc Lock-Up Agreement — 2021 Avenue Loan Amendment]

Exhibit 99.1

Strongbridge Biopharma plc Announces Dates of Special Shareholder Meetings

in Connection with the Proposed Acquisition by Xeris Pharmaceuticals, Inc.

DUBLIN, Ireland and TREVOSE, Pa., July 26, 2021 — Strongbridge Biopharma plc (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that, following a hearing before the Irish High Court, it has scheduled special shareholder meetings for Wednesday, September 8, 2021, in connection with the proposed acquisition of Strongbridge by Xeris Pharmaceuticals, Inc. (“Xeris”) (the “Acquisition”).

As previously announced on May 24, 2021, Strongbridge and Xeris entered into a definitive transaction agreement under which Xeris will acquire Strongbridge in a stock and CVR transaction for a transaction equity value of approximately $267 million, based on the closing price of Xeris’ common stock of $3.47 on May 21, 2021 and Strongbridge’s fully diluted share capital. The Acquisition will be effected by means of a “scheme of arrangement” under Chapter 1 of Part 9 of the Irish Companies Act of 2014.

Holders of Strongbridge ordinary shares as of 5:00 p.m. ET in the U.S. on July 27, 2021 will be entitled to vote at the special meetings. The first meeting, which is the special meeting called by the Irish High Court, will be held on September 8, 2021 at 12:00 p.m. ET in the U.S. (5:00 p.m. Irish Time), at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania, 19053, USA. The second meeting, which is the extraordinary general meeting of shareholders, will be held on September 8, 2021 at 12:30 p.m. ET (5:30 p.m. Irish Time), at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania, 19053, USA, or, if later, as soon as possible after the first meeting ends. Both meetings are being held to seek shareholder approval of the Acquisition in accordance with Irish law. The approval of related matters by Strongbridge shareholders will also be sought at the extraordinary general meeting.

Shareholders in Ireland may participate in the special meetings by audio link at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Strongbridge expects to begin mailing a joint proxy statement/prospectus to its shareholders in the coming days. The proxy statement will also constitute a scheme circular under Irish law and will provide important information about the Acquisition for Strongbridge shareholders as well as instructions for shareholders on voting online, by mail, by telephone or in person.

In addition, in accordance with Rule 15(c) of the Irish Takeover Rules, joint letters from Strongbridge and Xeris containing details of the proposals (the “Proposals”) to the holders of Strongbridge equity awards and restricted stock units and, separately, to the holders of Strongbridge warrants in connection with the Acquisition, will shortly be despatched to such holders. If you are a holder of Strongbridge equity awards, restricted stock units or warrants and do not receive a copy of the Proposals, please contact: investors@strongbridgebio.com.

Copies of the joint proxy statement/prospectus, the Proposals, and all of the documents required to be made available for inspection in accordance with Rule 26 of the Irish Takeover Rules, will be made available for inspection at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland and at the offices of A&L Goodbody LLP, IFSC, Dublin 1, D01 H104, Ireland and on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s rare endocrine franchise includes RECORLEV® (levoketoconazole), an adrenal steroidogenesis inhibitor with a New Drug Application that is currently under review by the FDA for the treatment of endogenous Cushing’s syndrome, and veldoreotide extended release, a pre-clinical next-generation somatostatin analog being investigated for the treatment of acromegaly and potential additional applications in other conditions amenable to somatostatin receptor activation. Both RECORLEV and veldoreotide have received orphan drug designation from the FDA and the European Medicines Agency. The company’s rare neuromuscular franchise includes KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. KEVEYIS has orphan drug exclusivity in the United States.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition of Strongbridge by Xeris by means of a scheme of arrangement under Irish law (the “Scheme”) or the other transactions contemplated by the Transaction Agreement, dated May 24, 2021, among Strongbridge, Xeris, Xeris Biopharma Holdings, Inc. (“HoldCo”) and Wells MergerSub, Inc. (collectively, the “Transaction”), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this communication is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

Important Additional Information and Where to Find It

Strongbridge, Xeris and HoldCo have prepared and filed with the SEC the preliminary Joint Proxy Statement/Prospectus on July 2, 2021 (File No. 333-257642) which also constitutes a prospectus with respect to the HoldCo shares of common stock (“HoldCo Shares”) to be issued pursuant to the Transaction. The Joint Proxy Statement/Prospectus also contains the Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme), notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the Joint Proxy Statement/Prospectus) and information on HoldCo Shares. The Joint Proxy Statement/Prospectus is not final and may be amended. Strongbridge and Xeris may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Strongbridge, Xeris or HoldCo may file with the SEC.

The Joint Proxy Statement/Prospectus, as well as Strongbridge’s and Xeris’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, STRONGBRIDGE SHAREHOLDERS AND XERIS STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus (including the Scheme Document). Similarly, any decision in respect of resolutions to be proposed at the Xeris Special Meeting or any vote in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus.

Participants in the Solicitation

Strongbridge, Xeris, HoldCo and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Transaction, including a description of their direct or indirect interests, which may be different from those of Strongbridge shareholders or Xeris stockholders generally, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus (which contains the Scheme Document) and will be set forth in the final version of the Joint Proxy Statement/ Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the Transaction. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021. Information regarding Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. You may obtain free copies of these documents using the sources indicated above.

Forward-Looking Statements

This announcement contains certain forward-looking statements with respect to a proposed transaction involving Xeris and Strongbridge and Xeris’, Strongbridge’s and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Xeris and Strongbridge and, following the Acquisition, if completed, the combined group. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary shareholder or regulatory approvals or required financing or to satisfy any of the other conditions to the possible acquisition, the reaction of Xeris’ and Strongbridge’s shareholders to the proposed transaction, adverse effects on the market price of

Xeris shares of common stock (“Xeris Shares”) or Strongbridge ordinary shares (“Strongbridge Shares”) and on Xeris’ or Strongbridge’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Strongbridge’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Xeris Shares or Strongbridge Shares, significant transaction costs and/or unknown or inestimable liabilities, the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Strongbridge shareholders, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, the impact of the COVID-19 pandemic on Xeris’ or Strongbridge’s businesses or the combined businesses following the consummation of the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Xeris’ or, as the case may be, Strongbridge’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Xeris’ plans with respect to Xeris or Strongbridge, Strongbridge’s or Xeris’ actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect Xeris is set forth in Item 1A, “Risk Factors,” in Xeris’ 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect Strongbridge is set forth in Item 1A, “Risk Factors,” in Strongbridge’s 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this announcement.

Any forward-looking statements in this announcement are based upon information available to Xeris, Strongbridge and/or their respective boards of directors, as the case may be, as of the date of this announcement and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, none of Xeris, Strongbridge or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Xeris, Strongbridge or their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or HoldCo as appropriate. No statement in this communication constitutes an asset valuation.

Statement Required by the Irish Takeover Rules

The directors of Strongbridge accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Strongbridge (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 p.m. (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020.

PUBLICATION ON A WEBSITE

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this communication will be published on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

The content of any website referred to in this communication is not incorporated into and does not form part of this communication.

General

The release, publication or distribution of this communication in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the Scheme). Accordingly, copies of this communication and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

THIS PRESS RELEASE IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Contacts:

Corporate and Media Relations

Elixir Health Public Relations

Lindsay Rocco

+1 862-596-1304

lrocco@elixirhealthpr.com

Investor Relations

Solebury Trout

Mike Biega

+1 617-221-9660

mbiega@soleburytrout.com